Smart Sand, Inc.
1725 Hughes Landing Blvd, Suite 800
The Woodlands, Texas 77380

January 15, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:    Anuja A. Majmudar, Attorney-Advisor
Office of Energy & Transportation

Re:    Smart Sand, Inc.
Registration Statement on Form S-3
File No. 333-251915

Dear Ms. Majmudar:
On behalf of Smart Sand, Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on January 19, 2021, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Please contact our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420 to provide notice of effectiveness or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,
SMART SAND, INC.

By:     /s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

cc:    Ryan J. Maierson, Latham & Watkins LLP